Filed by Taboola.com Ltd.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: ION Acquisition Corp 1 Ltd.
Commission File No. 001-39581
Date: May 25, 2021

The following content was recorded at an investor conference held May 19, 2021 featuring Adam Singolda, Taboola’s Founder, Chief Executive Officer and Director.

Statements in the program that are not historical facts, including any statements about future performance or the ION merger, are forward looking statements. They are subject to material risks, including those in the risk factors section of Taboola’s F-4 registration statement filed with the SEC, and may not occur. They are based on currently available information and Taboola undertakes no duty to update them except as required by law.

Company Name: Taboola (TBLA)
Event: 16th Annual Needham Virtual Technology & Media Conference
Date: May 19, 2021

<<Laura Martin, Analyst, Needham & Company>>

Good morning, and welcome to the Needham 16th Annual Media & Technology Conference. I’m Laura Martin, senior analyst at Needham. And with me, I have Adam, who’s the CEO of Taboola. And thank you, Adam, for being with us today.

<<Adam Singolda, Founder and Chief Executive Officer>>

Hey, Laura, thanks for having me. Always a pleasure.

<<Laura Martin, Analyst, Needham & Company>>

Do you want to talk a little bit about the Lego room by way of introducing yourself on the personal side?

<<Adam Singolda, Founder and Chief Executive Officer>>

I feel like any good tech founder needs a proper inspiration, which could be always music to Legos, you choose what you know, what you like more, I like to do both. So, you have here, the car area, the Star Wars, Avengers, because I talk to my son about superpowers daily. So, I’m surrounded by creation.

<<Laura Martin, Analyst, Needham & Company>>

And his whole room is him building huge Lego projects, everything in that room is his building with Legos, right?

<<Adam Singolda, Founder and Chief Executive Officer>>

Me and the kids. So, I do – we’re trying to do it together. They’re not as fast as I am. But I’m really like pushing them.

<<Laura Martin, Analyst, Needham & Company>>

To be a Lego Superpower, so Superpower is going to be Legos. Well, that is very creative. Okay, so let’s start with your Shareholder Letter. This week, actually, you released a very, very long and excellent Shareholder Letter. And I thought maybe we should sort of start there. Because I think where you started the Shareholder Letter, I think really is important to who you are. And so let’s start with your vision about, when you were sitting in your parent’s garage, like how you thought about the company started, think about creating and how Taboola came out of that vision for what consumers needed in the open internet?

<<Adam Singolda, Founder and Chief Executive Officer>>

Yeah. So really, at the very beginning, 13 years ago, I guess this is my bar mitzvah celebration, Laura, this time with you. I was – it’s my first job, I was living with my parents’ house after spending almost seven years as an engineer in the army. And I couldn’t find anything to watch on television. And I thought that people should not be looking for content of any kind. And information should be looking for people. I was convinced that the future will be sort of a reverse version of search engines. Search engines change humanity, because if you knew what you wanted, you can type it and find it. But what happens when you have no idea what you’re supposed to be doing next. We only have 24 hours a day that will never change.

So, I was excited to build a company in a category really, that can empower recommendations for the open web. So, whichever digital touch points or canvas people interact with, something will say you may like, suggesting things to you that you might want to do next. And I think that’s going to be a big part of people’s life. My kids, I think will make a lot of their decisions based on suggestions. So that, that’s the category, no, we focus exclusively on the open web. So, if you, on the one side, you have walled garden, serve social commerce. And then on the other side, you have the open web, which is all the websites, mobile apps that we all love on our connected TV and our phone, websites we read. And that’s where Taboola fits. We work with them. We power the open web, journalism, small businesses to give them technology, data, advertising revenue, in a very win-win type of way. So that, that’s our identity. That’s our mission. We know what we’re doing, and who we would do it with.

<<Laura Martin, Analyst, Needham & Company>>

So, and I guess the way I think about that is, when you’re on Amazon, or Netflix, they have all your data. And they say, because you bought this, you might want to buy that or because you watch this, you might want to watch that. But that takes a ton of data. In the open internet doesn’t have that. So, CNBC is a big client of yours. They only have data relating to CNBC, but you have data across a bigger purview of what that consumer’s doing. So, your recommendations while someone’s on the CNBC site are better. That’s called the open internet, then CNBC could do by itself, and then you rev share back with whoever allows you to give recommendations on their site. That’s your business model. Right?

<<Adam Singolda, Founder and Chief Executive Officer>>

Right. So, to give some more color on that, we have two types of recommendations. The first one, which is how I started, is completely organic and editorial. If you go to the today show, CNBC to maybe watch Squawk Box, USAToday, The Independent in the UK, Sankei in Japan, many of these websites that we all read daily. And the first step recommendation is more from the site that you’re currently on. So the entire purpose of our AI-based recommendation in this context is just to engage you and help the website to get more time. So, don’t click back and go back to Facebook. Right?

So this is us, us making the open web stronger. Completely tech driven using our AI reach and Laura you are right. Taboola is now interacting with more than half a billion people a day. In America, unless you were recently born, you use Taboola all the time. So that data in aggregate allows us to build this curiosity graph, people that read about this also like to read about that. We don’t charge for that service. And there are other services we provide open web at no cost. And the purpose is to make the pie bigger to engage it, and to make the open web fantastic. And side by side to those recommendations, we show sponsor recommendations. And it’s very much like an Instagram, an Instagram type of experience, you scroll down. Some of the recommendations are from CNBC. Some of them are from the web, paid by an advertiser. And that’s, you’re right? We’re sharing revenue based on people interacting with those paid recommendations.

<<Laura Martin, Analyst, Needham & Company>>

So, let’s talk about your strategic position. How should Wall Street think about, where you sit among all these massive competitors on all sides of you, like walled gardens are massive, a lot of the open internet companies are massive, and everybody sort of was trying to take money out of the open web. So, where do you sit strategically?

<<Adam Singolda, Founder and Chief Executive Officer>>

I think what’s interesting is that you have the walled gardens, and it’s very clear who they are. In the open web, which is over $60 billion market, growing 10%, 15% a year, it’s really actually quite fragmented. And what’s interesting, even more in the open web, and I spend so much time with investors talking about it is that the vast majority of the open web, of the internet is still being used, monetized using banners. Now, Laura, I’m not sure when’s the last time you clicked on a banner, my guess it was many years ago and by mistake, but this is actually the vast majority of the $60 billion plus market. So, if you ask yourselves, listening to this conversation, our kids as they enjoy the internet, which obviously is important, this is going to continue to grow, will they see more banners? Or will the internet transform to look like WeChat, transform to look like TikTok, like Instagram, beautiful feeds that suggest things to you that you might like, but never knew existed.

So that is kind of the transition that we think we’re seeing. So, we operate in all the $60 billion plus open web market. But we believe that because Taboola’s a recommendation engine, because we have this exclusive relationship with publishers in a very long-term, because our first party cookie relationship with consumers, all of those things give us an opportunity to grow in that $60 billion plus market, and transition the web to look like Instagram. So that’s sort of where we fit. Advertisers love the open web, as you know, and we’re seeing that format to be very successful for them. So that’s kind of our space. And we compete with anyone that’s in the business of monetizing the open web. So whether you’re SSP or a D, all of these companies, in one way or another, they’re all in our space. And I think our advantage, and our winning aspiration, in many ways is our identity. It’s who we are, a recommendation company, not necessarily an advertising company.

<<Laura Martin, Analyst, Needham & Company>>

Okay. So, let’s talk about 2021. As you think about like the next six months, sort of near-term, sort of what are you trying to accomplish best case by the end of 2021? And what are you trying to accomplish by the end of 2022 should be like an 18 month timeframe. So, sort of six months, 18 months weere are you trying to take Taboola over those two timeframes?

<<Adam Singolda, Founder and Chief Executive Officer>>

And I think, for the world, I hope that the pandemic ends, I think all of us deserves a better tomorrow on that front. So that just from a humanity perspective, it’s been quite a ride, and I hope this one evolves into something a lot more human and real. So that’s just personally, what I hope that happens tomorrow and into the future. I think for us, I would say the biggest thing that, that I see for Taboola and I hope for Taboola and I – is really around transition. Starting now, becoming a public company, from private to public, having more than $0.5 billion on the balance sheet, which is more than twice what we have at the end of Q1, which was $222 million. That gives us a lot of ideas about what we can do with all of that from a priority growth perspective organically or inorganically.

I think working from home, back to the office in a hybrid model, transition, scaling our startup we’re 1,400 Taboolers strong. About 300 people apply for a job every day here. We hire one and a half people a day. So all of those transitions are taking place, one and a half people a day not…

<<Laura Martin, Analyst, Needham & Company>>

I’m going to be the half. Can I be a half person?

<<Adam Singolda, Founder and Chief Executive Officer>>

Laura, you’re already one and a half, you’re more than any one person. So, also on DEI and ESG we’re spending so much time on how we can give more to society. We’ve announced many things if you care you can read about, how we’re spending our energy on that one should not only do things that are good for Taboola, but for the world. So, all of those things are in motion and trasition, I feel like these are big waves. For the more business perspective, by the end of the year and into 2022, we spoke with investors a lot about the core business that we have, which is $60 billion plus market that is mainly rented with banners and how we can transition that into this feeds, native advertising personalization, recommendations, which we think are massively valuable for users, publishers and advertisers. And we know how to do it. It’s been – it’s a predictable part of our business. My management team has been with me for 10 years. Some of them less, some of the more, but around that.

But from a growth perspective, we spoke about outside of core, and I hope some of them will start to mature by the end of the year. We spoke about e-commerce. You and I spoke a lot about e-commerce. So, how do we do it? How do we tap into retailers and bring them into the open web? How do we make the open web feel like a store? So, if you’re reading about something, and there’s a strong contextual signal, make a decision in that moment, buy it, build a relationship with merchant? So, the merchant – so that’s something that we like video, TV dollars, moving in, I hope so, those are some big buckets. Connected TV, that I hope one of them will start to mature into becoming a bigger part of our business by the end of the year into next year.

<<Laura Martin, Analyst, Needham & Company>>

Is it – so one of the themes that I’m sort of hearing from my fireside chats this week is that there’s this convergence between display and e-commerce. Is it your view that more and more of the open web is going to be performance based and like you’re saying will be like, buy now kind of buttons ift there’s a signal there. So, outside the search, trying to grab money away from search, and integrate it into display, whether it’s CTV, or to your point, somebody is reading an article about cameras, and you can say, buy – go to the Canon website, or go to the Nikon website? What’s your point of view about that convergence?

<<Adam Singolda, Founder and Chief Executive Officer>>

So, first of all, I definitely think, already that performance advertising is the leading vehicle for the advertising category. And by the way, we saw a lot of it in the pandemic, right? If you had reach, and you are great driving performance for advertisers, you are the Oracle and people came to you and said, can you help us drive growth when we can’t open the store, when we can’t sell products that we used to? So actually, last year was a great proxy for those who chose performance early on as a company and those who didn’t, because we saw brand advertising slowing down during 2020. So, I think performance advertising is already the leading part of the open web. It’s the leading part of all advertising. So it’s a very important part of it.

The question is, or to your question, will that be diversified more towards e-commerce versus just direct-to-consumer and other forms of advertising? I think so. I think that, especially as we’re seeing the privacy trends, and how context is becoming the Queen again, I think that we’ll see more and more e-commerce companies taking advantage of that signal to be able to offer me a product I may like. If you think about even the comparison between the open web to social networks, what do you really tell Facebook about yourselves. You tell them what you want them to know, or what we want people to know about yourself. You will never tell Facebook, things that you really like to do. But you read about it all the time. I’m never going to tell Facebook things that I’m concerned about, or my passion projects, I don’t want people to see it.

So, I tell Facebook, the things I hope people think of me, but the things I really want to do. I read about them all the time. And you’ve all seen this moment, you’re in bed, reading about stuff, you wake up early to get educated about products. And that’s whenTaboola sees you. And that’s when advertisers want to meet you. It’s that curiosity moment, not social moment. So there’s no social dilemma for the open web, it’s – so, I do think we’ll see more e-commerce coming in. I think context is going to be fantastic for the future of the internet and open web specifically, which is why I’m also optimistic.

<<Laura Martin, Analyst, Needham & Company>>

And it does sound like you’re going to try to integrate, that’s going to be a macro trend that you’re going to integrate more e-commerce into your feeds, and into your business models, right?

<<Adam Singolda, Founder and Chief Executive Officer>>

Yeah, I really like it. I really liked what Instagram did with e-commerce, and how they are bringing merchants into that social feed experience. Look, the average person spends about 50 minutes a day scrolling in America. Why wouldn’t they go to CNBC, great websites, CBS, Bloomberg, ESPN and have a similar great feed experience, so they can spend 10s of minutes. But in those moments, if they’re used to buy things on Instagram, I want them to be able to do similar things and even supercharge that in the open web, when we have that contextual signal. So, I do think we’ll see a lot more in e-commerce. In fact, I think many publishers will become e-commerce companies over time.

<<Laura Martin, Analyst, Needham & Company>>

And what’s your feeling? You’re sitting in New Jersey? That’s where the Lego home is, U.S. versus International, where do you see growth for yourself over the next like two or three years? Is it mostly offshore? Is it mostly in the U.S.?

<<Adam Singolda, Founder and Chief Executive Officer>>

We’re already pretty global. We’re about roughly 50/50 U.S. versus outside of the U.S. So Taboola is already global. We have offices in about 15 countries, which is great for Taboola, we have people on the ground, it’s good for diversity, different opinions, we learn from different markets. So, we’re already out there for years, we’ve been investing in the global market, and it’s paid off. So, I see growth, globally, really, I think between more types of user attention. So, if you think about Taboola expanding in two areas, one is recommending anything. So, as you go to any one publisher around the world. If today you see mostly news and things of that nature, over time, you’ll see e-commerce, more video, more games, more apps. So, the feed will be, Taboola will recommend you more things, it will feel like a search engine, but in reverse. Anything you could be searching for, Taboola will recommend that on your feed, that’s one growth. And I think that’s going to help drive mainly the yield.

So, if you saw, I spoke about yield in my letter, in general, all good things happen at Taboola when the yield gets better. And the more we diversify the things we recommend to you. And we tap into more advertisers buckets, we have about 13,000 advertisers, Google has 10 million, the yield gets better. So, we prioritize this growth engine, Taboola recommending anything. The second thing is Taboola recommending anywhere, and that’s another growth area for us. And that’s where you are going to see Taboola on your connected TV over time, when you open an app on your Roku or Apple TV, they don’t have the same recommendation engine as Netflix. But they would love for you to watch the next show. There’s not even a keyboard. So, this leanback experience you need Taboola even more.

So, I think we will be there in that mindset. Cars, my car has a Spotify integration, why is there no Taboola integration in my car? Shame on them. So, I think we’ll see the second growth is kind of like outside of a browser, where else do you need recommendations? And I think the answer is anywhere. So that’s – and that will be a global trend. Of course, the U.S. is a key market. But there are other great key markets for us.

<<Laura Martin, Analyst, Needham & Company>>

So, you actually see them growing at the same pace, I would have guessed U.S. ahead, because we’re coming out of COVID a little faster. And we have all this pent up demand of 6.5% GDP growth. So, I would have thought over the next 12 months it would have been U.S., but it sounds like you don’t think so.

<<Adam Singolda, Founder and Chief Executive Officer>>

Yeah, I mean, we haven’t modeled necessarily that, what’s the pace. But I can tell you usually you see the key markets are more mature markets. U.S. being one of them, but not the only one, there’s some fantastic key markets outside of the U.S. Usually you tend to see them as early adopters of things that are starting to boom. And that is actually the advantage of global companies. Sometimes you’ll see great things coming out of Japan, out of the UK, out of Australia, out of Germany, as they lead in different things that actually maybe the U.S. is behind and vice versa. Right. So there are many examples to that. So that that’s where I think being a global company, which is your earlier point, is important because you get to pick up from different key market signals.

<<Laura Martin, Analyst, Needham & Company>>

Yeah, yeah. Okay, let’s talk about COVID impact. So, what from the consumer facing point of view, and when you have looked at how consumer behavior, what do you think changed? Like pre-pandemic to post-pandemic and continuing? Forget what happened during the pandemic? What do you think is changed forever? Because of the last 12 months of lockdown?

<<Adam Singolda, Founder and Chief Executive Officer>>

Yeah, so much change. I mean, let me tell you, first of all internally, I think, Taboola became, I mean, March was a scary month. We all woke up March 15, I think it was an overnight everything was like, whoa. So it was definitely a scary month, and for all of us, but internally, it was a great change during that year from a cultural perspective, we start having weekly calls every week, which I never had before. Can imagine every Thursday 9:00 a.m., I talked to 1,400 people, answering questions, because it was amazing. We got to know each other even more while not been with each other. We launched publisher optimization package, advertiser performance packages, everything was like this Avenger moment when we assembled into a better version of ourselves.

So, that’s just been internally. So, we left 2020 a better company. Externally, I think we saw a few things that almost some of them were surprising like, digital became great, even stronger, we all thought we live in a digital world, like you’ve been talking about it for years. But actually last year, we’ve realized, no there’s so much more digital that can happen. You have 100 million businesses in the world. And many of them have realized in 2020 that they need digital, better, stronger, bigger, because there may not be, many other ways to get consumers. So it’s kind of like put us in 2030 like we were in the future.

From an external perspective, people accelerated themselves much faster. I also think from a user behavior, everything changed. If I told you in 2019, you will be going to the doctor on your iPhone. And you’ll have remote care, you’ll be like, well, I’m not sure, I would be investing in that, and but we’re all doing it, education online were all doing it, by the way wine services, I mean, we have been drinking a bit more wine, during the pandemics, so subscription services to wine, the food deliveries, all these services were booming. And I think users have changed. Now, we accept remote services and variety of services that would have taken us 10 years to develop. But now we’re ready and I think none of it goes back, the digital aspect of…

<<Laura Martin, Analyst, Needham & Company>>

None of it feels harsh. Some of it goes back…

<<Adam Singolda, Founder and Chief Executive Officer>>

I don’t think you as a person will stop appreciating, ever being able to have immediate remote care, I don’t think that goes away, which means you’re open minded to that type of services. I don’t think you ever give up the opportunity to learn something online, like you did last year. I don’t think that goes away. In fact, I think it only gets stronger. So, I think what goes away is, we’re going to go back to the office a little bit more, we’re going to be more hybrid, we’re missing the old world, but our development and advertisers opportunity to capture that development. I don’t think that goes away. I think that’s the new – that’s the new beginning.

And I think, Q1 was a strong quarter. And I think a lot of it was in the back of 2020. So, I think from a user behavioral perspective, that was probably the biggest change, that you’re now open minded to variety of services that advertisers can tap into. Investors can invest in businesses in those categories. And I think it’s a great place for the open web to be, because it’s huge. And it has this context. So all these services can be born in the open web, educate consumers about those services they may not even know exists. So, I’m fairly excited. I just like I told you, personally I hope, we know we all come back. And my parents were here for three months, which was so nice. I mean, I had coffee with my dad every morning, the last time that happened I was a teenager. So, that was nice. But so outside that I’m excited.

<<Laura Martin, Analyst, Needham & Company>>

Okay. Let’s – so one of the big issues in the open web, you’ve seen all the stocks, the open web stocks correct, over the last three months really? And that is this issue of cookies, like post cookies, in a post cookies world does the open web actually survive. The Google, third-party cookie going away. So, why don’t you speak to that next, like is there going to be an open web in three years?

<<Adam Singolda, Founder and Chief Executive Officer>>

Yes.

<<Laura Martin, Analyst, Needham & Company>>

And why?

<<Adam Singolda, Founder and Chief Executive Officer>>

So, I’ll give you what we see from Taboola, and then what I think about broadly. So overall, I mean, what are we talking about. We’re talking about a safer internet, which at the end of the day, it’s that right objective. Like we’re talking about an internet that has privacy more in the front of it, which I think is a good thing. The fact that my mom, speaks to me about privacy is a great conversation, because it means there’s enough education now built into people’s mind as they surf the internet. So, I think, fundamentally, we have the right goal, which is to make the internet safer, feel better for people.

I think from Taboola perspective, we’ve navigated the last few years, as third-party cookie became less common, and things of that nature and our yield went up. And we’ve grown tremendously during that time. And that is because again, we don’t really rely on third-party cookies from a revenue perspective. So, most of our revenue is not retargeting or third-party cookie related. So that’s less affecting us. Native applications less affect us, because it’s a small portion of our revenue. And then we have our own first party cookie. Because Taboola has the editorial recommendation system, not just buying inventory and putting an ad inside of it, it means I’m interacting with you, as you’re just discovered the next thing to read on NBC Sports.

So that gives us this first party relationship, which is valuable to us. So Taboola, we feel comfortable, as this continues, even potentially, as an upside, that we will become even more important to our publishers and advertisers, as we invest in this new version of the internet. So that’s just from our perspective, and for the category, if you’ll go back 10 years ago, if you remember, when flash died, when Adobe Flash kind of start getting out of style, we were all freaking out, everything was Flash, video was Flash, banners was Flash, everything was Flash. And we didn’t know how the internet’s going to look like but it was the right objective. And HTML5 replaced Flash, and became faster, safer for consumers. And now who even remembers what Flash was, right?

I’m probably, look old now that I even, speak about Flash. But I remember that a lot as a kid, that’s what we did. So, we developed code with Flash and things like that. That’s what we used to do. So, I think it’s – we’re going to see maybe a similar HTML5 trend, whereby today, we’re no cookies, third-party cookies how it’s going to work out. I think because we’re doing it for the right reason, I suspect we’ll see different tools, different sets of options to drive revenue growth. So, I am optimistic about where it’s going. And I think we’ll see more focus on the right stuff, context, first party, advertisers success, all those good things.

<<Laura Martin, Analyst, Needham & Company>>

And is it your point of view that, so one of the things on my stage, that’s been said this week, and I’m interested in your point of view is, first party cookies, you also you represent sellers, like, so you have a first party cookie, when they come to you, that becomes more valuable. And then in the open web therefore, supply side platforms and people without first party cookie from the publisher side, sort of elevating their valuation compared to DSPs that don’t help first party cookies, can you opine on that?

<<Adam Singolda, Founder and Chief Executive Officer>>

I mean, I can’t speak a lot about other companies, because I think each company has a different situation, different demands set, different signals, different relationships. I think for us, what’s clearly very important to us, is our long-term exclusive global relationship with publishers, it gives us the opportunity to be closer to the user, to be closer to the advertiser, to be the closest to the publisher on the open web. To me, that’s so important because that gives an opportunity to invest in AI. Invest in the advertiser relationship and grow your yield, it’s when you have this non-predictable path, is when you have this concern,e are very predictable. Because we see the same people every day, we reach these half billion people every day, across our 9000 global exclusive long-term relationships for years.

So, I don’t know what each company’s situation is, I do think that it’s very important to work with advertisers on making sure you drive performance, for them. So look for those attribution that they’re looking for. And I think for the publishers, we have to look at what grows revenue, what grows engagement and what grows audience. So that’s – these are the KPIs, I’m looking at, the things that’s on my mind. And I think we’ll see new start-ups coming in, some will become bigger, some become smaller. There’s going to be transition, like I mentioned earlier, but as an industry, I’m optimistic, because we’re doing things for the right reasons. And the open web is incredible for advertisers, some I’m optimistic.

<<Laura Martin, Analyst, Needham & Company>>

Let’s talk about channel mix. So I would say that you guys give recommendations, mostly on publishers. And what I mean by publishers, like CNBC something has content attribute and you’re trying to keep them on that website longer. Like, that’s one of your core business tenants. And what I’ll tell you that most of the people on my stage, until now are really into podcasting or they’re talking about CTV, which are the hot, sexy new black areas. And so talk to me about those two growth areas and the fact that your channels are sort of like the traditional, like high quality, highest quality publishers but really in the text world.

<<Adam Singolda, Founder and Chief Executive Officer>>

I mean, I think, so if you look down, you have this $60 billion plus of browser pages that currently mainly monetize with banners. And that’s a big market, I believe Taboola can capture and grow in that market by transforming traditional advertising formats, to recommendation feeds. So that core gives me a lot of confidence in our ability to, it’s a big market with a differentiated positioning, we have great technology, we have a big scale. So that gives me a lot of comfort. I think publishers will diversify in many different ways. They’ll have podcast, subscriptions, paid subscriptions, events. I don’t think that will become the majority of the revenue. But I think that will become some portion of the revenue. And I want to help publishers achieve that. From my perspective, the more publishers succeed, we’re very happy, I want the open web  to be strong. And in fact, we’re in market offering publishers. We announced in Q1, I think, or end of Q4, a  subscription offering for publishers. So if one of our publishers would like to get paid subscriptions or emails, signups we have this as a no cost service to help them get that, from my perspective, if our publishers become stronger, they win, they grow. We grow with them. And the advertising market is big and it’s growing 10%, 15% a year.

So that’s what I’m focusing on. And then over time like I mentioned, we’re going to tap into new types of user attention, you will see Taboola on your TV, but our access point will not be here’s an ad, our access point to that environment will be everybody needs recommendation engine. Every app that fights for the next show for you to watch, how many times, at the end of the day, you were browsing, looking for what to watch next and eventually shut down the TV. That thing requires a great recommendation engine. And through that we’ll create an advertising model.

So, we’ll get into other markets outside of the $60 plus billion dollar over time, e-commerce, TV, distribution of news and OEMs. But from our perspective, there’s a lot of growth coming in just from what we’re doing. And I think we’ll see us, like I said, by the end of the year, early next year, I hope to see at least one of those growth engines getting more materialized organically or inorganically.

<<Laura Martin, Analyst, Needham & Company>>

Okay. All right, I just want to break the fourth wall and say to the audience. If you have a question, enter it right under the pictures you see of us, and it will show up here on my second screen, and I will ask Adam for you, so that he can answer your questions as well. Let’s go to advertising verticals. One of the things that somebody said yesterday on my stage that I thought was fascinating is that travel used to be 15% of ad revenue, and its back at the 3% to 5% level and autos used to be 3% to 5%. But because of chip shortages, they’re also, 7% to 10%. And haven’t come all the way back because they’re waiting for these new cars, and they don’t have to advertise, is your point of view, that sort of the ad recovery that we’ve seen, we’re projecting in 2021 gets elongated, because of either chip shortages, and therefore, actual physical world delays in introducing new automobiles or travel, pushing past. We’re now in summer, that’s their busy season. So, they just wait until next year, what’s your point of view about the ad recovery, great timing and magnitude 2021 versus 2022?

<<Adam Singolda, Founder and Chief Executive Officer>>

Well, I do like to listen to data as a proxy for what’s really going on versus what I think is going on. And I can tell you, I lookedt in preparation for discussion, I looked over the last 90 days, Taboola serves one trillion recommendations a month, on some of the most exciting publishers in the world. So, I was interested in what people are reading about, tell me what people read about, and I’ll tell you what they’re about to buy. And I’ll tell you which market they’re in. So, Google has search, Facebook has social we have the readership as a strong signal. So, a few things we’re seeing, so, one, people used to think hospitality is dead, we’re seeing an increase in local, regional travel. So, 80% increase of people reading about local travel. So that seems to be picking up more and more over time, that’s just the last 90 days.

We’re also looking at, we’re seeing increase in dresses, and so dresses, people reading about dresses is skyrocketing. 192% people reading about skirts, 1180% increase readership, sweatpants down 89%. I’m telling you, Laura, people are ready to go back to the real world.

<<Laura Martin, Analyst, Needham & Company>>

Dressing up for the real world.

<<Adam Singolda, Founder and Chief Executive Officer>>

 Dress up, and dress up, people want to go out to the office dressed up like it’s a celebration. So, if you’re an advertiser in that space, that’s a great place to be.  Used car readership up 1036%. So, if you have the car, sell it, it’s a good market. So, we did see that from an automobile perspective. And I think all of these examples are kind of opportunitiesfor advertisers to tap into people’s curiosity. So, we’re seeing these unexpected things. I mean, I don’t know that I expected, like I thought travel is kind of going to wait until it really comes back but people are not wiating? I thought, people buying clothes and things of that nature will wait until we come, we know if we’re coming back or not. People are not wiating. So, what we’re seeing kind of those things, and we have some examples of that around the world. But when we’re seeing advertisers taking advantage of data, to be the first to market and capture that user attention and curiosity before it becomes too mature. And that’s interesting to see. So that’s kind of what we’re seeing as we’re looking into the space.

<<Laura Martin, Analyst, Needham & Company>>

I wonder, that last 90 day timeframe you just gave includes that most recent Congress, check for $1200 to $1400 per person. I wonder if some of that searching relates to how am I spending my $1400 windfall that I didn’t anticipate, like dresses and skirts and, right like local view, right about travel. I of course, think of travel as getting on a plane that’s how I define travel. But that isn’t actually true. You can go to Vegas, or you can go to a local Airbnb, within three hours of your house. And that’s still travel, it’s just local travel like you said.

<<Adam Singolda, Founder and Chief Executive Officer>>

It’s so true. I mean, even here in the city, my wife and I, wanted to go for a night away from the kids, it’s like just one day off. And then it was very hard to get a room, everything is packed. So, you see it, you feel it, it’s just people are not waiting, but it’s changed from, planning that big trip somewhere to planning that local trip. So...

<<Laura Martin, Analyst, Needham & Company>>

Interesting. Well, we have five minutes left, and I don’t see any questions from the audience. So, I’ll ask my next one. So, sort of what keeps you awake at night, like if you think if I told you five years from now all hell broke loose and something went wrong? What would that thing that went wrong be that affected Taboola negatively?

<<Adam Singolda, Founder and Chief Executive Officer>>

Yeah, I mean, I’m a fairly optimistic person. But what’s in my mind? More than anything is just about how do you scale Taboola from a cultural perspective to the next stage as we become a public company. We’re so transparent now with everyone at Taboola. Like, I’m, I mentioned you to you, we have a weekly, all hands, we’re talking to people. We’re so client obsessed. We’re looking for passionate people, intelligent people, kind people, the way we run our business eventually translates into execution. And I’m aggressively, believing that being the first in anything is irrelevant. Being the best is the only thing that matters, but to be the best, you have to execute. And so for me, what’s on my mind is, as we become a public company, I’ve never done that before. I have the best, I believe team in the world. And as we work together, and what we spend a lot of time together, what I spend a lot of time on is, how do you scale a start-up? How do you become a public company, but supercharge that with a great culture that I think we have. So that’s kind of, you can copy anything, you can copy a company’s logo, or pitch or website, but you can’t copy a company’s culture. So that’s sort of what’s on my mind.

<<Laura Martin, Analyst, Needham & Company>>

Okay. And then is it your point of view, Adam, that when we look back five years from now, the open internet will it continue to thrive or do you think the walled gardens continue to take share out of the open internet that all of digital grows 10% to 12%, but the walled gardens creep up in value, in total share, what’s your point?

<<Adam Singolda, Founder and Chief Executive Officer>>

I think open web is strong, and as a great opportunity to continue to grow. I also am optimistic about just things like Apple News. You’re seeing a company like Apple that integrates news on every iPhone, it means Apple thinks news matter. Right, it means they think open web matters, which means they will send traffic to the open web. I don’t think this is the end of it. We’re going to see a lot of different great companies like Apple, integrating the open web into their services, because it makes them better, which means the open web will become even more important. So, I’m optimistic from that just, the dynamics we’re seeing. I like that I see great companies like Apple that is very successful taking such a big bet under Eddy Cue on services. And one of these big services is us. It’s me, it’s the open web.

So I’m optimistic, I think, we’ll see a lot more of it. And in five years when you and I look back, we’re going to be like, obvious that when you buy a Tesla, you have Squawk Box in your Tesla, it’s obvious, and whatever, all these – and your fridge will recommend you articles to read about how to cook something for Shabbat dinner, so all of that will become normal, I think to us in the future.

<<Laura Martin, Analyst, Needham & Company>>

Yeah. Sounds like the Jetsons. But I feel like it’s closer and closer, COVID accelerated everything. All right, well, I’m going to call it that. I don’t have questions from the audience. And we have about one minute left. So, thank you very much, Adam, for joining me today. Really great to talk to you, enjoyed a lot.

<<Adam Singolda, Founder and Chief Executive Officer>>

Thank you for having me.

<<Laura Martin, Analyst, Needham & Company>>

Thank you very much.

Note Regarding Forward-Looking Statements
Certain statements in this press release are forward-looking statements. Forward-looking statements generally relate to future events including future financial or operating performance of Taboola.com Ltd. (the “Company”). In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by the Company and its management, are inherently uncertain. Uncertainties and risk factors that could affect the Company’s future performance and cause results to differ from the forward-looking statements in this presentation include, but are not limited to: the occurrence of any event, change or other circumstances that could give rise to the termination of the proposed transaction involving the Company and ION (such transaction, the “Business Combination”); the outcome of any legal proceedings that may be instituted against ION or the Company, the combined company or others following the announcement of the Business Combination; the inability to complete the Business Combination due to the failure to obtain approval of the shareholders of ION or to satisfy other conditions to closing; changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; the ability to meet stock exchange listing standards following the consummation of the Business Combination; the risk that the Business Combination disrupts current plans and operations of ION or the Company as a result of the announcement and consummation of the Business Combination; the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and retain its management and key employees; costs related to the Business Combination; changes in applicable laws or regulations; the Company’s estimates of expenses and profitability and underlying assumptions with respect to shareholder redemptions and purchase price and other adjustments; ability to attract new digital properties and advertisers; ability to meet minimum guarantee requirements in contracts with digital properties; intense competition in the digital advertising space, including with competitors who have significantly more resources; ability to grow and scale the Company’s ad and content platform through new relationships with advertisers and digital properties; ability to secure high quality content from digital properties; ability to maintain relationships with current advertiser and digital property partners; ability to make continued investments in the Company’s AI-powered technology platform; the need to attract, train and retain highly-skilled technical workforce; changes in the regulation of, or market practice with respect to, “third party cookies” and its impact on digital advertising; continued engagement by users who interact with the Company’s platform on various digital properties; the impact of the ongoing COVID-19 pandemic; reliance on a limited number of partners for a significant portion of the Company’s revenue; changes in laws and regulations related to privacy, data protection, advertising regulation, competition and other areas related to digital advertising; ability to enforce, protect and maintain intellectual property rights; and risks related to the fact that we are incorporated in Israel and governed by Israeli law; and other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in ION’s final prospectus relating to its initial public offering dated October 1, 2020 and in subsequent filings with the Securities and Exchange Commission (“SEC”), including the proxy statement relating to the Business Combination expected to be filed by ION.

Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on these forward-looking statements, which speak only as of the date they were made. Neither ION nor the Company undertakes any duty to update these forward-looking statements except as may be required by law.

Additional Information
This communication is being made in respect of the proposed transaction involving Taboola.com Ltd. (“Taboola”) and ION Acquisition Corp. 1 Ltd. (“ION”). This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. In connection with the proposed transaction, Taboola has filed with the Securities and Exchange Commission (“SEC”) a registration statement on Form F-4 that includes a proxy statement of ION in connection with ION’s solicitation of proxies for the vote by ION’s shareholders with respect to the proposed transaction and other matters as may be described in the registration statement. Taboola and ION also plan to file other documents with the SEC regarding the proposed transaction and a proxy statement/prospectus will be mailed to holders of shares of ION’s Class A ordinary shares. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS ARE URGED TO READ THE FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED TRANSACTION AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The proxy statement/prospectus, as well as other filings containing information about Taboola and ION will be available without charge at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus can also be obtained, when available, without charge, from Taboola’s website at http://www.taboola.com. Copies of the proxy statement/prospectus can be obtained, when available, without charge, from ION’s website at http://www.ion-am.com/spac.

Participants in the Solicitations
Taboola, ION and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from ION’s shareholders in connection with the proposed transaction. You can find more information about ION’s directors and executive officers in ION’s final prospectus dated October 1, 2020 and filed with the SEC on October 5, 2020. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Shareholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.

About Taboola
Taboola powers recommendations for the open web, helping people discover things they may like. The company’s platform, powered by artificial intelligence, is used by digital properties, including websites, devices and mobile apps, to drive monetization and user engagement. Taboola has long-term partnerships with some of the top digital properties in the world, including CNBC, NBC News, Business Insider, The Independent and El Mundo. More than 13,000 advertisers use Taboola to reach over 500 million daily active users in a brand-safe environment. The company has offices in 18 cities worldwide, including New York and Tel Aviv.

Taboola is going public via a merger with ION Acquisition Corp. 1 Ltd. (NYSE: IACA), a publicly traded special purpose acquisition company, or SPAC. For more information visit: https://www.taboola.com/press-release/taboola-goes-public.

Learn more at www.taboola.com and follow @taboola on Twitter.

Contacts

Investors:
Jennifer Horsley
investors@taboola.com

Press:
Ran Gishri
press@taboola.com